P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

18 November 2003

Dear Sirs

P&O FERRIES: PROPOSED RESTRUCTURING

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sandra Scott
Deputy Company Secretary

enc

dlw 12/4

18 November 2003

P&O FERRIES: PROPOSED RESTRUCTURING

P&O announced today that it is proposing, subject to employee consultation, a number of initiatives on its Short Sea ferry route to counter the market environment which has affected its trading performance over recent months.

P&O Ferries is proposing to reduce overall capacity on the Dover-Calais route in the light of current and foreseen levels of tourist traffic. For 2004, P&O Ferries proposes to operate six multi-purpose ferries and one freight ship, compared with the seven multi-purpose ships and one freight ship operated at present. European Seaway, a dedicated freight ship, would be withdrawn from service with effect from 1 January 2004 and Pride of Burgundy, a multi-purpose ferry, would be operated as a dedicated freight ship with effect from 1 March 2004.

It is also proposed to launch a revised night time service on board all Dover-Calais ships in response to growing demand for low cost travel opportunities. The extent and range of onboard services provided on Dover-Calais night sailings would be tailored to meet this changing demand with effect from 1 March 2004. Further cost savings are proposed for shore-based services, mainly in the tourist marketing and onboard services departments.

If these proposals are implemented then it is envisaged that there could regrettably be 525 redundancies among seafaring staff on the Dover-Calais route. Additional proposals regarding shore based services could result in 96 shore staff redundancies. The cost of implementing these proposals and other measures previously agreed would be approximately £15 million. Depending on progress with employee consultation and other factors, most if not all of the £15 million would be taken as a restructuring charge within operating profit in 2003. The annualised net benefits would be at least £15 million of which, again depending on consultation and other factors, approximately £10 million would be achieved in 2004.

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

In a separate announcement today, P&O Ferries said it will launch a new service between Portsmouth and Caen for next summer using a high-speed catamaran with capacity for up to 800 passengers and 200 cars and a service speed of up to 40 knots. This will cut up to five hours off the crossing time of the only other ferry operator on the route.

Russ Peters, Managing Director of P&O Ferries, said "P&O is the UK's leading ferry operator. We remain committed to giving our customers the best possible service and to competing vigorously on all of our routes.

"Over the past few months, we have seen a continuation of the disappointing trends in our tourist business that we identified earlier in the year. We are not alone in experiencing such a downturn but we are the first to propose decisive action to match our capacity to current demand.

"We regret having to announce these cost cutting proposals but we believe they are essential if we are to address the present difficulties. We will continue to monitor developments carefully and will not hesitate to expand our services on any route if we can do so profitably, just as we have done today in announcing a new Portsmouth-Caen service."

Further information: Victoria Moth, Corporate Communications Manager, P&O
020 7321 4593

Chris Laming, Communications Director, P&O Ferries
01304 863833

Notes to editors:

1. P&O currently operates 34 ferries around the UK coastline, 8 on the Short Sea, 9 on the North Sea, 5 on the Western Channel and 12 on the Irish Sea. P&O's Ferries business employs 8,600 staff. In 2002 it achieved a total operating profit of £13.7 million. In its trading update for the third quarter of 2003, issued on 13 November, P&O stated that its Short Sea tourist vehicle carryings for the quarter were 3% down compared to the same period in 2002 and rates were approximately 6% down, and that its passenger carryings were 10% down.

2. It is proposed that European Seaway will initially be laid up pending redeployment elsewhere. The new fast craft for Portsmouth-Caen will initially be time chartered for one year.

(ends)